SIGNATURE
EXHIBIT INDEX

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: December 2008	Commission File Number: 001-08481
BCE Inc.
(Translation of registrant’s name into English)
1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 870-8777
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-
Notwithstanding any reference to BCE Inc.’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE Inc.’s site or any other site on the World Wide Web referred to in BCE Inc.’s site is not a part of this Form 6-K and, therefore, is not furnished to the Securities and Exchange Commission.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.
Date: December 19, 2008	By:	/s/ Martine Turcotte
Martine Turcotte
Executive Vice-President and Chief Legal & Regulatory Officer

EXHIBIT INDEX

1.	Material Change Report — December 19, 2008

MATERIAL CHANGE REPORT

Item 1	Name and Address of the Issuer

BCE Inc. (“BCE”) 1000 de La Gauchetière West, suite 3700 Montréal, Québec H3B 4Y7

Item 2	Date of Material Change

December 11, 2008.

Item 3	News Release

Press releases were disseminated by CNW Telbec on December 11, 2008 and on December 12, 2008. The English versions of those press releases are annexed hereto and form an integral part hereof.

Item 4	Summary of Material Change

BCE announced on December 11, 2008 that it received, in the evening of December 10, 2008, from the Purchaser, a company formed by an investor group led by Teachers’ Private Capital, the private investment arm of the Ontario Teachers’ Pension Plan, and affiliates of Providence Equity Partners Inc., Madison Dearborn Partners, LLC, and Merrill Lynch Global Private Equity, a notice purporting to terminate the Definitive Agreement dated June 29, 2007, as amended. BCE disputes that the Purchaser was entitled to terminate the Definitive Agreement, as such notice was delivered prematurely, prior to the outside date for closing of the transaction, and therefore invalid. Given the Purchaser’s position, BCE announced on December 11, 2008 that the privatization transaction will not proceed.

BCE announced on December 12, 2008 that it had terminated the Definitive Agreement in accordance with its terms. BCE further announced on December 12, 2008 plans to return value to BCE shareholders with a reinstated common share dividend and a new Normal Course Issuer Bid (NCIB) common share buyback program.

In addition, BCE and Bell Canada announced on December 12, 2008 that they had terminated their previously announced conditional cash tender offers for outstanding BCE 7.35% Series C Notes due October 30, 2009 (the “BCE Notes”), and outstanding Bell Canada 6.15% Debentures, Series M-2, due June 15, 2009 and 5.50% Debentures, Series M-16, due August 12, 2010 (the “Bell Debentures”).

Item 5	Full Description of Material Change

5.1 Full Description of Material Change

BCE announced on December 11, 2008 that it received, in the evening of December 10, 2008, from the Purchaser a notice purporting to terminate the Definitive Agreement. BCE disputes that the Purchaser was entitled to terminate the Definitive Agreement, as such notice was delivered prematurely, prior to the outside date for closing of the transaction, and therefore invalid. Given the Purchaser’s position, BCE announced on December 11, 2008 that the privatization transaction will not proceed.

As previously announced, the closing of the privatization transaction was contingent upon the fulfillment of several closing conditions, including, pursuant to Section 8.1(f) of the Definitive Agreement, the receipt at the effective time of a positive solvency opinion from KPMG. On the morning of December 11, 2008, KPMG confirmed that it would not be able to deliver an opinion that BCE would meet, post transaction, the solvency tests set out in the Definitive Agreement.

In light of these developments, BCE announced on December 11, 2008 that it would be terminating the Definitive Agreement in accordance with its terms, and would be demanding payment of the $1.2-billion break-up fee from the Purchaser. All closing conditions by BCE had been satisfied other than the solvency opinion, a condition to closing that was to be satisfied by its nature at the effective time. Under such circumstances, the Definitive Agreement provides that the break up fee will be owed to BCE by the Purchaser. The Purchaser has taken the position that it is not obligated to pay the break-up fee.

BCE announced on December 12, 2008 that it had terminated the Definitive Agreement in accordance with its terms.

BCE has advised Computershare Investor Services Inc. that the privatization transaction will not proceed. As a result, holders of BCE shares will maintain their status as BCE shareholders. Computershare is returning to depositing shareholders a share certificate representing their deposited BCE common and preferred shares and any ancillary documents it received from each such shareholder by first class mail as soon as practicable. For more information, investors may contact Computershare at 1-800-564-6253.

BCE announced on December 12, 2008 that it had reinstated its common share dividend and declared on the morning of December 12, 2008 its fourth quarter of 2008 common dividend. For shareholders of record as of December 23, 2008, a quarterly dividend per share of $0.365 will be paid on January 15, 2009.

BCE also announced on December 12, 2008 that it will return capital to shareholders in the form of a normal course issuer bid (“NCIB”). To that end, BCE will repurchase up to approximately 5% of outstanding common shares, or about 40 million common shares. The NCIB is subject to approval by the Toronto Stock Exchange (TSX) and will be carried out in accordance with the requirements of the TSX and applicable laws.

BCE further announced on December 12, 2008 that the company’s shareholders’ meeting will be held on Tuesday February 17, 2009 in Montréal.

At this meeting, BCE will further outline Bell’s goal and 5 Strategic Imperatives and BCE’s capital structure and shareholder value initiatives, including its dividend payout policy.

In addition, BCE and Bell Canada announced on December 12, 2008 that they had terminated their previously announced conditional cash tender offers for the BCE Notes and the Bell Debentures.

BCE and Bell Canada, respectively, have notified the depositaries of the termination of the tender offers, that they will not accept for payment or pay for any BCE Notes or Bell Debentures deposited to the tender offers, and instructed the depositaries to promptly return all BCE Notes and Bell Debentures deposited by the tendering holders.

Caution Concerning Forward-Looking Statements

Certain statements made in this material change report, including, but not limited to, statements relating to BCE’s expected operational and financial performance, as well as BCE’s objectives concerning the distribution of capital to shareholders, and other statements that are not historical facts, are forward-looking statements and are subject to important risks, uncertainties and assumptions, and our board’s discretion in respect of the declaration of dividends.

The results or events predicted in these forward-looking statements may differ materially from actual results or events. As a result, we cannot guarantee that any forward-looking statement will materialize and you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements contained in this material change report are made as of the date of this report and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this material change report, whether as a result of new information, future events or otherwise. Except as otherwise indicated by BCE, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof.

Risks and assumptions that could cause actual results or events to differ materially from current expectations include, among others:
general economic and credit

market conditions; failure to achieve our business objectives; increased pension fund contributions; the intensity of competitive activity and the increase in wireless competitive activity that could result from Industry Canada’s licensing of AWS spectrum; our ability to respond to technological changes and rapidly offer new products and services; events affecting the functionality of, and our ability to protect, maintain and replace, our networks, IT systems and software; labour disruptions; the potential adverse effects on our Internet and wireless businesses of the significant increase in broadband demand; events affecting the operations of our service providers operating outside Canada; our ability to raise the capital we need to implement our business plan; our ability to discontinue certain traditional services as necessary to improve capital and operating efficiencies; regulatory initiatives or proceedings, litigation and changes in laws or regulations; increased regulation banning the use of wireless devices while driving; launch and in-orbit risks of satellites used by Bell TV; competition from unregulated U.S. direct-to-home satellite television services sold illegally in Canada and the theft of our satellite television services; BCE’s dependence on its subsidiaries’ ability to pay dividends; delays in completion of the high speed packet access overlay of our wireless network; and health concerns about radio frequency emissions from wireless devices.

For additional information with respect to certain of these and other assumptions and risks and for additional information with respect to the break-up fee obligations of the Purchaser and the sponsors, please refer to the Definitive Agreement and the limited guaranty agreement, each dated June 29, 2007, as amended, BCE’s management proxy circular dated August 7, 2007, BCE’s 2007 annual management’s discussion and analysis (“MD&A”) dated March 5, 2008 included in the Bell Canada Enterprises 2007 Annual Report, BCE’s 2008 First Quarter MD&A dated May 6, 2008, BCE’s 2008 Second Quarter MD&A dated August 5, 2008 and BCE’s 2008 Third Quarter MD&A dated October 28, 2008, all filed by BCE with the Canadian securities commissions (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov). These documents are also available on BCE’s website at www.bce.ca.

5.2 Disclosure for Restructuring Transactions

N/A

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7	Omitted Information

None.

Item 8	Executive Officer

Martine Turcotte Executive Vice-President and Chief Legal & Regulatory Officer (514) 786-3891

Item 9	Date of Report

December 19, 2008.

ANNEX

For Immediate Release
December 11, 2008
BCE privatization transaction will not proceed
MONTRÉAL, Québec — BCE Inc. (TSX, NYSE: BCE) today announced that it received last evening from the Purchaser, a company formed by an investor group led by Teachers’ Private Capital, the private investment arm of the Ontario Teachers’ Pension Plan, and affiliates of Providence Equity Partners Inc., Madison Dearborn Partners, LLC, and Merrill Lynch Global Private Equity, a notice purporting to terminate the Definitive Agreement dated June 29, 2007, as amended. BCE disputes that the Purchaser was entitled to terminate the Definitive Agreement, as such notice was delivered prematurely, prior to the outside date for closing of the transaction, and therefore invalid. Given the Purchaser’s position, the BCE privatization transaction will not proceed.
As previously announced, the closing of the privatization transaction is contingent upon the fulfillment of several closing conditions, including, pursuant to Section 8.1(f) of the Definitive Agreement, the receipt at the effective time of a positive solvency opinion from KPMG. Earlier this morning, KPMG confirmed that it would not be able to deliver an opinion that BCE would meet, post transaction, the solvency tests set out in the Definitive Agreement.
In light of these developments, BCE will be terminating the Definitive Agreement in accordance with its terms, and will be demanding payment of the $1.2-billion break-up fee from the Purchaser. All closing conditions have been satisfied by BCE, other than the solvency opinion, a condition to closing that was to be satisfied by its nature at the effective time. Under such circumstances, the agreement provides that the break up fee will be owed to BCE by the Purchaser. The Purchaser has taken the position that it is not obligated to pay the break-up fee.
In addition, the BCE Board intends that immediately following termination of the Definitive Agreement in accordance with its terms, it will address a reinstatement of its common share dividend beginning with its fourth quarter common share dividend payable on January 15, 2009, and that it will return capital to its shareholders through a Normal Course Issuer Bid.
Caution Concerning Forward-Looking Statements
This news release contains forward-looking statements and other statements that are not historical facts. Such forward-looking statements are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. As a result, we cannot guarantee that any forward-looking statement will materialize and you are cautioned not to place undue reliance on these forward-looking statements.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. For additional information with respect to the break-up fee obligations of the Purchaser and the sponsors, and certain of the underlying assumptions and risks that could affect our forward-looking statements, please refer to the Definitive Agreement and the limited guaranty agreement, each dated June 29, 2007, as amended, BCE’s management proxy circular dated August 7, 2007, BCE’s 2007 annual management’s discussion and analysis (“MD&A”) dated March 5, 2008 included in the Bell Canada Enterprises 2007 Annual Report, BCE’s 2008 First Quarter MD&A dated May 6, 2008, BCE’s 2008 Second Quarter MD&A dated August 5, 2008 and BCE’s 2008 Third Quarter MD&A dated October 28, 2008, all filed by BCE with the Canadian securities commissions (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov). These documents are also available on BCE’s website at www.bce.ca.
About BCE
BCE is Canada’s largest communications company, providing the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Under the Bell brand, the Company’s services include local, long distance and wireless phone services, high-speed and wireless Internet access, IP-broadband services, information and communications technology services (or value-added services) and direct-to-home satellite and VDSL television services. BCE also holds an interest in CTVglobemedia, Canada’s premier media company. BCE shares are listed in Canada and the United States. For corporate information on BCE, please visit www.bce.ca.
For inquiries, please contact:

Mark Langton Bell Media Relations 416 581-4339 mark.langton@bell.ca	Thane Fotopoulos BCE Investor Relations 514 870-4619 thane.fotopoulos@bell.ca

For Immediate Release
December 12, 2008
BCE announces plan to return value to its shareholders
Reinstates common share dividend, announces 5% NCIB share buyback
Bell continues move forward as a competitive, customer-focused service provider
MONTRÉAL, Québec — Following the termination of the proposed privatization agreement by BCE in accordance with its terms, BCE Inc. (TSX, NYSE: BCE) today announced plans to return value to BCE shareholders with a reinstated common share dividend and a new Normal Course Issuer Bid (NCIB) common share buyback program.
Bell Canada will also continue its move forward as a re-energized company with a clear goal — to be recognized by customers as Canada’s leading communications company — and the customer-focused strategy and structure required to achieve it.
“Our enhanced operational performance in recent months confirms that Bell is competing as a cost-effective and customer-focused communications company. The Bell team has implemented a range of programs to deliver a better customer experience, and we are eager to build on the clear progress we’ve already made,” said George Cope, President and CEO of Bell and BCE. “Given this steadily improving business trajectory, we view the dividend and share buyback initiatives announced by BCE today as very attractive to our shareholders now and going forward.”
“The BCE Board of Directors is in full support of the operational and investment strategy and capital market approach implemented by our CEO George Cope and his executive team,” said Richard J. Currie, BCE and Bell Canada Board Chair.
Bell’s move forward
In July 2008, Bell instituted a new strategy and a 100-day plan to enhance its customer service capability, competitiveness and cost efficiency. With a strict focus on its core business as a communications service provider, Bell is executing on 5 Strategic Imperatives — Improve Customer Service, Accelerate Wireless, Leverage Wireline Momentum, Invest in Broadband Networks & Services, and Achieve a Competitive Cost Structure — in order to deliver a better customer experience.
Beginning in July, Bell announced several significant operational initiatives supporting its Strategic Imperatives, including an organizational restructuring that reduced the number of management layers at Bell, bringing all team members closer to the customer, while reducing the number of management positions by 15%; ambitious new service programs such as Same Day Next Day service and Express Install; major investments in its wireless and IP fibre networks, as well as its service infrastructure; and a bold new brand that highlights Bell’s move forward in the business and consumer marketplaces.

Bell’s cost reduction initiatives will result in savings of approximately $400 million, an enhanced competitive position and, as evidenced by the progress shown in the Company’s third-quarter (Q3) results, steadily improving operational and financial performance supporting Bell’s future as a public company, and the shareholder value initiatives announced today.
Strong balance sheet and liquidity
Maintaining a public company capital structure, underpinned by strong investment grade credit metrics, BCE is retaining high levels of financial liquidity to fund its maturing debt obligations given today’s market environment. The Company also today announced new initiatives — a reinstated common share dividend and an NCIB program — dedicated to returning value to its shareholders.
Reinstated common share dividend
BCE has reinstated its common share dividend and declared this morning its fourth quarter of 2008 common dividend. For shareholders of record as of December 23, 2008, a quarterly dividend per share of $0.365 will be paid on January 15, 2009.
NCIB share buyback program
BCE will return capital to shareholders in the form of a Normal Course Issuer Bid (NCIB). To that end, BCE will repurchase up to approximately 5% of outstanding common shares, or about 40 million common shares. The NCIB is subject to approval by the Toronto Stock Exchange (TSX) and will be carried out in accordance with the requirements of the TSX and applicable laws.
“A share buyback is the most efficient method of distributing capital to our shareholders, particularly given the current valuation metrics of the Company,” said Siim Vanaselja, Chief Financial Officer of BCE. “The share buyback will be accretive to earnings per share and cash flow. Our improving operational progress provides the Company with confidence in our ability to return value to shareholders now and into the future.”
Annual Shareholder Meeting
The Company’s shareholders’ meeting will be held on Tuesday February 17, 2009 in Montréal.
At this meeting, the Company will further outline Bell’s goal and 5 Strategic Imperatives and BCE’s capital structure and shareholder value initiatives, including its dividend payout policy.
Return of share certificates
BCE has advised Computershare Investor Services Inc. that the privatization transaction will not proceed. As a result, holders of BCE shares will maintain their status as BCE shareholders. Computershare will return to depositing shareholders a share certificate representing their deposited BCE common and preferred shares and any ancillary documents it received from each such shareholder by first class mail as soon as practicable. For more information, investors may contact Computershare at 1-800-564-6253.

Termination of cash tender offers for certain outstanding debt securities
In addition, BCE and Bell Canada announced today that they have terminated their previously announced conditional cash tender offers for outstanding BCE 7.35% Series C Notes due October 30, 2009 (the “BCE Notes”), and outstanding Bell Canada 6.15% Debentures, Series M-2, due June 15, 2009 and 5.50% Debentures, Series M-16, due August 12, 2010 (the “Bell Debentures”).
BCE and Bell Canada, respectively, have notified the depositaries of the termination of the tender offers, that they will not accept for payment or pay for any BCE Notes or Bell Debentures deposited to the tender offers, and instructed the depositaries to promptly return all BCE Notes and Bell Debentures deposited by the tendering holders.
Caution Concerning Forward-Looking Statements
Certain statements made in this news release, including, but not limited to, statements relating to BCE’s expected operational and financial performance, as well as BCE’s objectives concerning the distribution of capital to shareholders, and other statements that are not historical facts, are forward-looking statements and are subject to important risks, uncertainties and assumptions, and our board’s discretion in respect of the declaration of dividends.
The results or events predicted in these forward-looking statements may differ materially from actual results or events. As a result, we cannot guarantee that any forward-looking statement will materialize and you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Except as otherwise indicated by BCE, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof.
Risks and assumptions that could cause actual results or events to differ materially from current expectations include, among others: general economic and credit market conditions; failure to achieve our business objectives; increased pension fund contributions; the intensity of competitive activity and the increase in wireless competitive activity that could result from Industry Canada’s licensing of AWS spectrum; our ability to respond to technological changes and rapidly offer new products and services; events affecting the functionality of, and our ability to protect, maintain and replace, our networks, IT systems and software; labour disruptions; the potential adverse effects on our Internet and wireless businesses of the significant increase in broadband demand; events affecting the operations of our service providers operating outside Canada; our ability to raise the capital we need to implement our business plan; our ability to discontinue certain traditional services as necessary to improve capital and operating efficiencies; regulatory initiatives or proceedings, litigation and changes in laws or regulations; increased regulation banning the use of wireless devices while driving; launch and in-orbit risks of satellites used by Bell TV; competition from unregulated U.S. direct-to-home satellite television services sold illegally in Canada and the theft of our satellite television services; BCE’s dependence on its subsidiaries’ ability to pay dividends; delays in completion of the high speed packet access overlay of our wireless network; and health concerns about radio frequency emissions from wireless devices.
For additional information with respect to certain of these and other assumptions and risks, please refer to BCE’s 2007 annual management’s discussion and analysis (“MD&A”) dated March 5, 2008 included in the Bell Canada Enterprises 2007 Annual Report, BCE’s 2008 First Quarter MD&A dated May 6, 2008, BCE’s 2008 Second Quarter MD&A dated August 5, 2008 and BCE’s 2008 Third Quarter MD&A dated October 28, 2008, all filed by BCE with the Canadian securities commissions (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov). These documents are also available on BCE’s website at www.bce.ca.
About BCE
BCE is Canada’s largest communications company, providing the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Under the Bell brand, the Company’s services include local, long distance and wireless phone services, high-speed and wireless Internet access, IP-broadband services, information and communications technology services (or value-added services) and direct-to-home satellite and VDSL television services. BCE also holds an interest in CTVglobemedia, Canada’s premier media company. BCE shares are listed in Canada and the United States. For corporate information on BCE, please visit www.bce.ca.
For inquiries, please contact:

Mark Langton Bell Media Relations 416 581-4339 mark.langton@bell.ca	Thane Fotopoulos BCE Investor Relations 514 870-4619 thane.fotopoulos@bell.ca